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                                                                    EXHIBIT 12.1

                        PACIFIC GAS AND ELECTRIC COMPANY
               COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

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                                                       Year ended December 31,
                                        -------------------------------------------------------
(dollars in millions)                       2000       1999        1998       1997        1996
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

Earnings:
 Net income (loss)                      $(3,483)     $   788     $   729     $   768    $   755
Adjustments for minority
  interests in losses of
  less than 100% owned
  affiliates and the
  Company's equity in
  undistributed losses
  (income) of less than
  50% owned affiliates                        -            -           -           -          3
Income tax expense                       (2,154)         648         629         609        555
 Net fixed charges                          648          637         673         628        683
                                        -------      -------     -------     -------    -------
    Total Earnings                      $(4,989)     $ 2,073     $ 2,031     $ 2,005    $ 1,996
                                        =======      =======     =======     =======    =======
Fixed Charges:
 Interest on long-
  term debt, net                        $   508      $   523     $   585     $   485    $   574
 Interest on short-
  term borrowings                           108           81          50         101         75
 Interest on capital leases                   2            3           2           2          3
 AFUDC debt                                   6            7          12          17          8
 Earnings required to
  cover the preferred stock
  dividend and preferred
  security distribution
  requirements of majority
  owned trust                                24           24          24          24         24
                                        -------      -------     -------     -------    -------
    Total Fixed Charges                 $   648      $   638     $   673     $   629    $   684
                                        =======      =======     =======     =======    =======
Ratios of Earnings to
 Fixed Charges                            (7.70)(1)     3.25        3.02        3.19       2.92
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Note:  For the purpose of computing Pacific Gas and Electric Company's ratios of earnings to fixed charges, "earnings" represent net income adjusted for the minority interest in losses of less than 100% owned affiliates, cash distributions from and equity in undistributed income or loss of Pacific
       Gas and Electric Company's less than 50% owned affiliates, income taxes and fixed charges (excluding capitalized interest). "Fixed charges"
       include interest on long-term debt and short-term borrowings (including a representative portion of rental expense), amortization of bond premium, discount and expense, interest of subordinated debentures held by trust, interest on capital leases, and earnings required to cover the preferred stock dividend requirements.

(1) The ratio of earnings to fixed charges indicates a deficiency of less than one-to-one coverage aggregating $5,637 million.